

June 24, 2013

Via E-mail
S.P. Johnson, IV
Chief Executive Officer
Carrizo Oil & Gas, Inc.
500 Dallas Street
Suite 2300
Houston, TX 77002

> **Re:** **Carrizo Oil & Gas, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2012**
> **Filed February 28, 2013**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 30, 2013**
> **File No. 000-29187-87**

Dear Mr. Johnson:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2012

Item 1. Business, page 4

Proved Undeveloped Reserves, page 13

1.   We note your statement that in the U.S., you "(a) added 17.2 MMBoe, which included 24.1 MMBoe, 12.3 MMBoe, and 0.8 MMBoe of proved undeveloped reserves as a result of drilling and additional offset locations in the Marcellus Shale, Eagle Ford Shale and

Niobrara Formation, respectively, (b) converted a net of 9.5 MMBoe of reserves from proved undeveloped to proved developed, primarily in the Eagle Ford Shale and Marcellus Shale and (c) sold 22.6 MMBoe of proved undeveloped reserves in the Barnett Shale." It is not clear whether the PUD additions are 17.2 MMBOE or 37.2 MMBOE (24.1+12.3+.8) and neither case yields the 62.5 MMBOE figure for year-end 2012. Please reconcile these figures for us (see table below) and amend your document to clarify this disclosure.

YE 2011	76.7 MMBOE PUD Reserves
Marcellus additions	24.1
Eagle Ford additions	12.3
Niobrara additions	.8
Converted to Developed	-9.5
Divested	-22.6
YE 2012	81.8 MMBOE?? (62.5 MMBOE disclosed)

2.   Your disclosed costs for 2012 PUD development are $227 million versus $26 million for 2012 development on pages 16 and F-38. Please amend your document to reconcile these differences.

3.   We note your statement, "All proved undeveloped reserves drilling locations are scheduled to be drilled within five years." Please amend your document to discuss the reasons, if true, you have material PUD reserves that have remained undeveloped over five years from initial booking as well as PUD reserves that are scheduled for drilling more than five years after initial booking. Refer to Item 1203(d) of Regulation S-K and Rule 4-10(a)(31)(ii) of Regulation S-X.

4.   The 9.5 MMBOE converted to developed status amounts to 12% of your PUD total. The conversion rate in the prior two years is 10% for 2011 and 12% for 2010. Please amend your document to explain the reasons that you have not developed your PUD reserves at a rate sufficient to monetize them within five years.

Acreage Data, page 18

5.   We note that 68% of your undeveloped acreage will expire by year-end 2015. Please amend your document to disclose, if any, the proved undeveloped reserves you have attributed to these expiring leases for each of the three years 2013-2015.

Item 5. Market for Registrant's Common Stock, Related Shareholder Matters and Issuer Purchases of Equity Securities, page 41

6.   We note your tabular and graphical comparison of the cumulative return on your stock with "the cumulative total return of the S&P 500 Index and the American Stock Exchange ('AMEX') Natural Resources Industry Index of publicly traded companies."

> As we could not find record of the AMEX Natural Resources Industry Index, tell us how you meet the requirements of Item 201(e)(1)(ii)(A) of Regulation S-K.

Definitive Proxy Statement on Schedule 14A Filed April 30, 2013

Executive Compensation, page 23

Certain Transactions, page 27

7. We note your disclosure regarding the review of related party transactions by the audit committee, and your disclosure that transactions involving conflicts of interest may also be reviewed by an independent committee. Please also disclose the standards applied pursuant to your policies and procedures for the review, approval, or ratification of transactions with related persons. Refer to Item 404(b)(1)(ii) of Regulation S-K.

8. Please provide all disclosure required by Item 404(a) of Regulation S-K with respect to your joint ventures with affiliates of Avista Capital Partners, LP. For example, please disclose the approximate dollar value of the distributions made to Avista or its affiliates in 2012 in connection with such joint ventures, or tell us why you believe that such disclosure is not required.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tracie Towner, Staff Accountant, at (202) 551-3744, or Kimberly Calder, Assistant Chief Accountant, at (202) 551-3701, if you have questions regarding comments on the financial statements and related matters. You may contact Ronald Winfrey, Petroleum Engineer, at (202) 551-3704, with questions about engineering comments. Please contact Paul Monsour, Staff Attorney, at (202) 551-3360, or, in his absence, Laura Nicholson, Staff Attorney, at (202) 551-3584 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director